

03051822

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**Ack 7/22/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SPENCER TRASK VENTURES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MADISON AVENUE
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. HUTZEL, CFO (212) 418-8545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARMINE A. PRINCIPATO, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

617 ORADELL AVENUE. ORADELL, NJ 07649
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Carmine A. Principato, CPA, P.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✔ **(o) Independent Auditor's Supplementary Report on Internal Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Spencer Trask Ventures, Inc.

December 31, 2002
with Report and Supplementary Report
of Independent Auditor

Spencer Trask Ventures, Inc.

Statement of Financial Condition

December 31, 2002

Contents



Carmine A. Principato, CPA, P.C.

Report of Independent Auditor

To the Board of Directors and Stockholder of
Spencer Trask Ventures, Inc.

I have audited the accompanying statement of financial condition of Spencer Trask Ventures, Inc. (the "Company"), a Delaware corporation and a wholly owned subsidiary of Spencer Trask & Co., as of December 31, 2002 that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spencer Trask Ventures, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Carmine A Principato, CPA, P.C.

Oradell, New Jersey
February 25, 2003

617 Oradell Avenue ▲ Oradell, New Jersey 07649 ▲ Phone: (201) 576-0911 ▲ Fax: (201) 576-0991

Spencer Trask Ventures, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents *(Note 2)*	$ 883,515
Receivable from clearing broker	708,641
Securities owned: *(Note 3)*	
Marketable, at market value	48,475
Not readily marketable, at estimated fair value	469,297
Secured demand notes *(Note 7)*	1,010,000
Advances to employees (net of allowance for doubtful accounts of $108,500)	512,324
Prepaid expenses	86,187
Furniture, fixtures, equipment and software (net of accumulated depreciation of $1,288,025)	2,115,338
Security deposit	207,973
Total assets	$ 6,041,750
Liabilities and stockholder's equity	
Accounts payable	$ 451,673
Due to affiliate	634,571
Income taxes payable	415,416
Accrued expenses and other liabilities	246,165
Accrued employee incentive awards *(Note 4)*	129,633
Securities sold, not yet purchased, at market value	41,040
	1,918,498
Commitments and contingent liabilities *(Notes 5, 6 and 11)*	
Subordinated borrowings *(Note 7)*	1,010,000
Stockholder's equity:	
Common stock, $.10 par value–200,000 shares authorized, 50,000 shares issued and outstanding	5,000
Additional paid-in capital	22,683,881
Accumulated deficit	(19,575,629)
Total stockholder's equity	3,113,252
Total liabilities and stockholder's equity	$ 6,041,750

See accompanying notes.

Spencer Trask Ventures, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Organization and nature of business

Spencer Trask Ventures, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent"), and was incorporated in the State of Delaware on March 11, 1991. In September 2000, the Company changed its name from Spencer Trask Securities Incorporated. One individual substantially owns the Parent. The Company is a broker–dealer and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company became a registered broker–dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC rule 15c3–3) pursuant to provision K(2)(ii) of such rule. The Company provides brokerage and investment banking services to domestic and foreign customers. In addition, the Company acts as an agent/manager in Private Placement offerings whereby the securities are placed on a "best–efforts" basis in connection with the financing of such transactions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents. Cash equivalents consist primarily of bank deposits and money market accounts. As a result of the Company's cash management system, checks issued but not presented to the bank for payment may create negative book cash balances. Such negative balances are included in accounts payable and totaled $129,002 as of December 31, 2002.

Securities owned

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

1. Organization and Summary of Significant Accounting Policies (continued)
Revenue
Fees from Private Placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as placement agent, are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade date basis as securities transactions occur.

Furniture, fixtures, equipment, and software
Furniture, fixtures, equipment, and software are carried at cost, less accumulated depreciation. Depreciation is computed on a straight–line basis over three to seven years. Depreciation expense for the year ended December 31, 2002 was $564,033.

Income taxes
The Parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election results in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholders. Therefore, no provision for federal income taxes has been included in the financial statements and deferred tax liabilities have been eliminated.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

Spencer Trask Ventures, Inc.

Notes to Statement of Financial Condition (continued)

1. Organization and Summary of Significant Accounting Policies (continued)
Contingencies (continued)
If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

2. Concentrations of Credit Risk
The Company maintains its cash in bank deposit accounts at a major New York financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $100,000. At December 31, 2002, the Company's uninsured cash balances were approximately $783,000. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Securities Owned and Sold, Not Yet Purchased
Marketable securities owned and sold, not yet purchased consist of trading and investment securities at market values in primarily corporate stocks.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, securities with an estimated fair value of approximately $469,000 consist of equity securities of privately held companies.

4. Profit Sharing 401(k) Plan and Key Employee Stock Plan (continued)

Profit Sharing 401(k) Plan

The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2002.

Key Employee Stock Plan

During the year ended December 31, 1998, the Company adopted a key employee stock plan (the "Plan") whereby the Company would acquire shares of stock in issuers for whom the Company acted as a placement agent. The acquisition of shares is made at the discretion of the Company. Employees who reach a specified percentage of the aggregate gross dollar amount of subscription proceeds in Private Placements derived by the Company (the "Threshold Percentage") will receive shares of each issuer included in an award pool based on the employee's actual percentage of the aggregate gross dollar amount of subscription proceeds in Private Placements derived by the Company (the "Participation Percentage"). These awards will be granted annually and are subject to vesting periods of 2 or 3 years. The shares remaining in the award pool that are not granted or forfeited by employees not meeting the vesting requirement and certain other terms and conditions of the Plan will no longer be subject to distribution and are retained by the Company. The fair value of awards granted at ended December 31, 2002 was approximately $130,000. The net decrease in the fair value of awards granted through December 31, 2002 was approximately $317,000.

5. Lease Commitments

The Company leases office facilities under a non-cancelable operating lease arrangement expiring on March 31, 2009. In November 1999 and March 2000, the Company and its Parent, jointly and severally, entered into sublease agreements for additional space at their existing location expiring December 30, 2010. The Parent intends to occupy approximately two thirds of the total combined space under the existing terms of the lease and sublease agreements. The future minimum rental payments under these combined lease obligations as of December 31, 2002 are approximately as follows:

Spencer Trask Ventures, Inc.

Notes to Statement of Financial Condition (continued)

5. Lease Commitments (continued)

Year ending December 31, 2003	$ 2,100,546
2004	2,149,247
2005	2,283,055
2006	2,299,851
2007	2,299,851
Thereafter	5,649,554
	$ 16,782,104

Rent expense for the year ended December 31, 2002 was approximately $1,134,000.

6. Contingent Liabilities
The Company–together with various individuals–have been named as defendants in several legal actions arising out of the normal course of its operations that claim substantial damages, the final outcome of which cannot presently be determined. The Company's management, after consultation with outside legal counsel, believes that the ultimate liability, if any, with respect to all of these matters will not have a material adverse effect on the Company's financial position.

7. Subordinated Borrowings
During the year ended December 31, 1996, the Company entered into interest free secured demand note collateral agreements with the Parent in the amounts of $150,000 and $100,000, originally scheduled to mature on May 31, 1998 and July 31, 1998, respectively. The Parent has agreed to extend the maturity through June 2005 and August 2005, respectively.

In May 2002, the Company entered into interest free secured demand note collateral agreements with an affiliate for $595,000 and $165,000, scheduled to mature May 2005. The market value of the collateral pledged at December 31, 2002 was $2,514,250.

These subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are therefore available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 12).

Spencer Trask Ventures, Inc.

Notes to Statement of Financial Condition (continued)

8. Clearance Agreement

The Company has a Clearance Agreement (the "Agreement") with Schroder & Co., Inc. ("Schroder") dated June 11, 1993. On November 8, 2000, Schroder announced the sale of its clearing business to BNY Clearing Services LLC ("BNY"), a Bank of New York company and subsequently merged into BNY. The final conversion to BNY occurred at the close of business on June 29, 2001. BNY is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Under the terms of the Agreement, BNY clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default. BNY controls credit risk of the customers by requiring maintenance of margin collateral in compliance with various regulatory and internal guidelines.

9. Financial Instruments With Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements as of December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contact at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

9. Financial Instruments With Off-Balance-Sheet Risk (continued)

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

10. Transactions with Related Parties

As part of its standard Private Placement fee, the Company receives warrants entitling the Company to acquire stock of the entity for which the Company is raising capital. On the date of receipt, these warrants have no value as the exercise price corresponds to the underlying stock's offering price. These warrants have been transferred to the Parent for no consideration.

11. Income Taxes

The Internal Revenue Service is currently examining the Parent's consolidated U.S. income tax returns for years ended April 30, 1997 and 1998. Management of the Company and the Parent believes the ultimate resolution of this examination will not result in a material adverse effect to the Company's financial position or results of operations.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3–1), which requires the maintenance of minimum net capital, as defined, of $100,000 or one-fifteenth of aggregate indebtedness, whichever is greater. At December 31, 2002, the Company has net capital of $706,701, which is $581,537 in excess of its required net capital of $125,164. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital is 2.66 to 1.

Supplementary Report of Independent Auditor



Carmine A. Principato, CPA, P.C.

Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a–5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
Spencer Trask Ventures, Inc.

In planning and performing my audit of the financial statements of Spencer Trask Ventures, Inc. (the "Company"), a wholly owned subsidiary of Spencer Trask & Co., for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a–5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a–5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a–3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3–3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a–13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above–mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

617 Oradell Avenue ▲ Oradell, New Jersey 07649 ▲ Phone: (201) 576-0911 ▲ Fax: (201) 576-0991

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carmine A Principato, CPA, P.C.

Oradell, New Jersey
February 25, 2003